DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition

March 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Daiwa Capital Markets America Inc.:

We have audited the accompanying statement of financial condition of Daiwa Capital Markets America Inc. as of March 31, 2017 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Daiwa Capital Markets America Inc. as of March 31, 2017, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
May 26, 2017

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition

March 31, 2017

(In thousands, except share data)

Assets

Cash	$	873,892
Cash segregated for regulatory purposes		102,347
Securities purchased under agreements to resell		22,029,974
Financial instruments owned, at fair value		13,803,745
Securities borrowed		1,734,562
Securities received as collateral, at fair value		27,843
Receivable from brokers, dealers, and clearing organizations		385,437
Receivable from customers		26,985
Receivable from affiliates		4,754
Office furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $46,573		8,336
Exchange memberships, at cost (fair value, $2,027)		1,073
Other assets		73,173
Total assets	$	39,072,121

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	25,484,287
Financial instruments sold, but not yet purchased, at fair value		8,518,110
Payable to brokers, dealers, and clearing organizations		2,684,623
Securities loaned		711,982
Obligation to return securities received as collateral, at fair value		27,843
Payable to customers		397,619
Loans payable		315,665
Payable to affiliates		36,379
Accounts payable and accrued liabilities		148,214
Total liabilities		38,324,722
Commitments, contingencies and guarantees (Note 13)		
Subordinated borrowings from Parent		200,000
Stockholder's equity:		
Common stock, no par value, stated value $25,000 per share. Authorized 6,640 shares; issued and outstanding 4,000 shares		100,000
Additional paid-in capital		329,402
Retained earnings		117,997
Total stockholder's equity		547,399
Total liabilities and stockholder's equity	$	39,072,121

See accompanying notes to statement of financial condition.

DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

(1) **Organization**

Daiwa Capital Markets America Inc. (the Company) is a wholly owned subsidiary of Daiwa Capital Markets America Holdings Inc. (the Parent). The Parent is a wholly owned subsidiary of Daiwa International Holdings Inc. (Daiwa Tokyo), a Japanese holding company, whose ultimate parent is Daiwa Securities Group Inc. (Daiwa Group).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company is registered as a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), and is a clearing member of principal commodity exchanges in the United States. The Company's activities include brokerage, trading of various securities primarily in U.S. and Japanese markets, and investment banking. The Company is also a primary dealer in U.S. government and agency securities.

(2) **Summary of Significant Accounting Policies**

(a) *Basis of Presentation*

The Company's statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), which requires management to make estimates and assumptions that may affect the amounts reported in the statement of financial condition and accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) *Collateralized Financing Transactions*

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These transactions are carried at their contract price plus accrued interest. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the statement of financial condition when the requirements of Accounting Standard Codification (ASC) 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, are met.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return these securities.

(c) *Financial Instruments*

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures*. Principal transactions in regular-way trades, commission revenues, and related expenses are recorded on a trade-date basis.

Amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

(d) *Office Furniture, Equipment, and Leasehold Improvements*

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives which are generally from 3 to 5 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the related lease.

(e) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by the Parent. In accordance with the tax sharing agreement, the Parent allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate-company basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance to ASC 740, *Income Taxes*. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

(f) Recently Issued Accounting Standards

In August 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*, which requires management to assess, at each interim and annual reporting period, whether substantial doubt exists about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued, when applicable). The standard is effective for the Company for the annual period ending after December 15, 2016. The Company has adopted the methodologies prescribed by ASU 2014-15 and it did not have a material effect on the financial statements.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, which requires a company to recognize revenue when the company transfers control of promised goods and services to the customer. Revenue is recognized in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. A company also is required to disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB also has issued several amendments to the standard, which are intended to promote a more consistent interpretation and application of the principles outlined in the standard.

Companies are permitted to adopt the standard using a retrospective transition method (i.e., restate all prior periods presented) or a cumulative effect method (i.e., recognize the cumulative effect of initially applying the guidance at the date of initial application with no restatement of prior periods). However, both methods allow companies to elect certain practical expedients on transition that will help to simplify how a company restates its contracts. The Company currently anticipates adopting the standard using the cumulative effect method and expects to elect the practical expedient for contract modifications.

The new standard is effective for the Company for annual periods in fiscal years beginning after December 15, 2017. The Company will adopt ASU 2014-09 on April 1, 2018, and is currently evaluating the effect that the new standard will have on its financial statements.

In February 2016, the FASB issued ASU 2016-2, *Leases* (Topic 842). The ASU requires a lessee to recognize a lease liability and a right-of-use asset on its balance sheet for all leases, including operating leases, with a term greater than 12 months. Lease classification will determine whether a lease is reported as a financing transaction in the income statement and statement of cash flows. The ASU does not substantially change lessor accounting, but it does make certain changes related to leases for which collectability of the lease payments is uncertain or there are significant variable payments. Additionally, the ASU makes several other targeted amendments including a) revising the definition of lease payments to include fixed payments by the lessee to cover lessor costs related to ownership of underlying asset such as for property taxes or insurance; b) narrowing the definition of initial direct costs which an entity is permitted to capitalize to include only those incremental costs of a lease that would not have been incurred if the lease had not been obtained; c) requiring seller-lessees in a sale-leaseback transaction to recognize the entire gain from the sale of underlying assets at the time of sale rather than over the leaseback term; and d) expanding disclosures to provide quantitative and qualitative information about lease transactions. This ASU is effective for all annual

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

and interim periods in fiscal years beginning after December 15, 2018 (April 1, 2019 for the Company). We are currently evaluating the impact of adopting this ASU.

In November 2016, the FASB issued ASU No. 2016-18, *Statement of Cash Flows* (Topic 230). The ASU clarifies how restricted cash and restricted cash equivalents should be presented in the statement of cash flows. Entities classify transfers between cash and restricted cash as operating, investing, or financing activities, or as combination of those activities, in the statement of cash flows. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2017 (April 1, 2018 for the Company). We are currently evaluating the impact of adopting this ASU. While the new guidance will result in a change in classification in the statement of cash flows, it will not have any impact on our financial position.

(3) Cash Segregated for Regulatory Purposes

Cash of $2,269,000 is segregated in accordance with the Commodity Exchange Act. This balance represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $100,078,000 is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

(4) Securities Purchased and Sold under Agreements to Resell and Repurchase

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are recorded at contract price plus accrued interest. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral when appropriate. As of March 31, 2017, the Company has accepted securities with market values of approximately $34.4 billion under resale agreements and pledged securities with market values of approximately $37.7 billion under repurchase agreements, prior to the application of ASC 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. The securities pledged are made up of securities received from resale agreements, borrow transactions, and from proprietary securities. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under ASC 210-20-45-11. At March 31, 2017, the Company's assets and liabilities were netted by approximately $11.8 billion as a result of the application of ASC 210-20-45-11.

As of March 31, 2017, the Company has the right to sell or repledge substantially all of the securities it has received under its resale agreements. Of this amount, substantially all were repledged as of March 31, 2017. These repledged securities have been used in the normal course of business.

(5) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions and are recorded at the amount of cash or securities collateral advanced or received by the Company. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

necessary. As of March 31, 2017, the Company has received securities with a market value of approximately $1.7 billion related to its securities borrowed transactions and pledged approximately $0.7 billion related to its securities loaned transactions.

As of March 31, 2017, the Company has the right to sell or repledge substantially all of the securities it has received under its securities borrowed transactions. The Company repledged substantially all of these securities as of March 31, 2017. These repledged securities have been used in the normal course of business.

(6) Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings

The Company's repurchase agreements and securities lending transactions primarily encounter risk associated with liquidity. The Company is required to pledge collateral based on predetermined terms within the agreements. These transactions are effectively short-term collateralized borrowings. While not a material risk, there is a residual risk that a counterparty may default and the Company would be exposed to declines in the market value of the collateral securing these transactions. The Company attempts to mitigate these risks by using highly liquid securities as collateral. The Company also monitors the credit risk of the counterparties and the fair value of the collateral pledged in comparison to the contract value of the repurchase and securities lending contracts.

The following table provides the gross contract value of repurchase agreements and securities lending transactions by the type of collateral provided and the term date of the transactions at March 31, 2017 (in thousands):

	Remaining contractual maturity of the agreements				
	Open or continuous contract	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreement transactions					
U.S. government and agency obligations	$ 2,400,485	20,928,290	924,521	239,966	24,493,262
U.S. government agency mortgage-backed obligations	3,706,539	8,781,353	—	—	12,487,892
Japanese government bonds	—	283,161	—	—	283,161
Corporate bonds	10,196	—	—	—	10,196
Total	6,117,220	29,992,804	924,521	239,966	37,274,511
Securities lending transactions					
Equity securities	$ 273,314	—	—	—	273,314
Corporate bonds	438,668	—	—	—	438,668
Total	711,982	—	—	—	711,982
Total Borrowings	$ 6,829,202	29,992,804	924,521	239,966	37,986,493

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

(7) **Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value**

At March 31, 2017, financial instruments owned and financial instruments sold, but not yet purchased, at fair value consisted of the following (in thousands):

Financial instruments owned, at fair value:

U.S. government and agency obligations	$ 7,088,657
U.S. government agency mortgage-backed obligations	6,488,147
Corporate bonds	180,279
Forward contracts	45,232
Equities	1,430
	$ 13,803,745

Financial instruments sold, but not yet purchased, at fair value:

U.S. government and agency obligations	$ 8,245,334
U.S. government agency mortgage-backed obligations	97,402
Corporate bonds	103,077
Forward contracts	72,131
Equities	166
	$ 8,518,110

The Company's counterparties to its collateralized financing transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities. As of March 31, 2017, the Company has pledged approximately $11.3 billion of proprietary financial instruments owned related to the Company's collateralized financing transactions.

Derivative Financial Instruments

A summary of the Company's derivative instruments, which are included in financial instruments owned and financial instruments sold in the accompanying statement of financial condition, executed through regulated exchanges and over-the-counter (OTC) markets, at contract or notional amounts, together with their fair values at March 31, 2017, as well as the average monthly fair value, is presented in the table below (in thousands). Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of potential loss.

	Derivative assets			Derivative liabilities		
Derivative contract type	**Notional Amount**	**Fair value**	**Average Fair value**	**Notional Amount**	**Fair value**	**Average Fair value**
Forward contracts	$ 13,919,283	45,232	80,610	$ 18,473,653	72,131	81,588
Futures	3,748,303	—	—	4,120,044	—	—
Total	$ 17,667,586	45,232	80,610	$ 22,593,697	72,131	81,588

Substantially all of the Company's derivative transactions are entered into for trading purposes or to facilitate customer transactions. The Company does not apply hedge accounting pursuant to ASC 815 (*Derivatives and Hedging*) to any of its derivative transactions.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions and the availability, reliability, and observability of valuation inputs.

(a)   *Fair Value Hierarchy*

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date. Level 1 measurements include most U.S. government and government agency securities, equity securities, and exchange-traded derivatives.

Level 2: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 measurements may include U.S. government agency securities, U.S. government agency mortgage-backed obligations, corporate bonds, and most OTC derivatives.

Level 3: Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 inputs are estimates or assumptions that management expects market participants would use in determining the fair value of the asset or liability. In determining the appropriate measurement levels, the Company would perform analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy. At March 31, 2017 and 2016, the Company did not hold any Level 3 assets or liabilities that are measured at fair value on a recurring basis.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

The following table summarizes the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at March 31, 2017 (in thousands):

| | Fair value measurement | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
U.S. government and agency obligations	$ 7,088,657	—	—	7,088,657
U.S. government agency mortgage-backed obligations	—	6,488,147	—	6,488,147
Corporate bonds	—	180,279	—	180,279
Forward contracts	—	45,232	—	45,232
Equities	1,430	—	—	1,430
Financial instruments owned, at fair value	$ 7,090,087	6,713,658	—	13,803,745
Securities received as collateral (equities)	$ 27,843	—	—	27,843

| | Fair value measurement | | | |
	Level 1	Level 2	Level 3	Total
Liabilities:				
U.S. government and agency obligations	$ 8,245,334	—	—	8,245,334
U.S. government agency mortgage-backed obligations	—	97,402	—	97,402
Corporate bonds	—	103,077	—	103,077
Forward contracts	—	72,131	—	72,131
Equities	166	—	—	166
Financial instruments sold, but not yet purchased, at fair value	$ 8,245,500	272,610	—	8,518,110
Obligation to return securities received as collateral (equities)	$ 27,843	—	—	27,843

There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended March 31, 2017.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

(b) *Valuation Techniques for Major Assets and Liabilities*

Debt and Equity Securities

Where available, debt and equity securities are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities, where possible. The fair value measurements for Level 2 U.S. government agency mortgage-backed obligations are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying collateral. The fair value measurements for Level 2 corporate bonds are based on quoted market prices but trade in markets that are not considered to be active. The Company will determine whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

Derivatives

Exchange-traded derivatives are valued using quoted prices. OTC derivatives, such as forward contracts, are valued using a models-based approach. Fair value is calculated using market and credit based inputs to models based on information that includes contractual terms, market prices, credit ratings, and other observable inputs. The models also adjust for the present value of cash flows, when necessary. All inputs into the calculation of the fair value of these derivatives are observable in the market.

Fair Value of Other Financial Instruments

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, loans payable, and subordinated borrowings are stated at their contract values. The contract value for these financial instruments is considered to approximate fair value, as they are short-term in nature, bear interest at current market rates, and/or are subject to frequent repricing.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

(8) Offsetting of Collateralized Financing Transactions and Derivative Positions

All reverse repurchase agreements and repurchase agreements are subject to master repurchase agreements. These agreements are reported net by counterparty when permitted under ASC 210-20-45-11. The Company is a netting member of the FICC which is an industry clearinghouse for resale and repurchase transactions. Throughout each business day, for every trade submitted to and matched by the FICC, the transaction is novated to the FICC and the FICC becomes the Company's counterparty. Derivative contracts, such as forward contracts, are presented net by counterparty when permitted under ASC 815-10-45. This requires a legal right of set-off under enforceable netting agreements.

The following table provides information about assets and liabilities that are subject to offset as of March 31, 2017 (in thousands):

	(i) Gross amounts	(ii) Gross amounts offset in the statement of financial condition (1)	(iii)=(i)-(ii) Net amounts presented in the statement of financial condition	(iv) Gross amounts not offset		(v)=(iii)-(iv) Net amount (3)
				Financial instruments (2)	Cash collateral received	
Assets:						
Forward contracts	$ 60,523	15,291	45,232	—	—	45,232
Securities borrowed	1,734,562	—	1,734,562	1,708,637	—	25,925
Securities received as collateral	27,843	—	27,843	27,843	—	—
Securities purchased under agreements to resell - FICC	11,397,566	10,793,502	604,064	603,986	—	78
Securities purchased under agreements to resell - non-FICC	22,422,632	996,722	21,425,910	21,419,927	3,284	2,699
Total	$ 35,643,126	11,805,515	23,837,611	23,760,393	3,284	73,934
Liabilities:						
Forward contracts	$ 87,422	15,291	72,131	—	—	72,131
Securities loaned	711,982	—	711,982	692,953	—	19,029
Obligation to return securities received as collateral	27,843	—	27,843	27,843	—	—
Securities sold under agreements to repurchase - FICC	12,396,556	10,793,502	1,603,054	1,603,054	—	—
Securities sold under agreements to repurchase - non-FICC	24,877,955	996,722	23,881,233	23,869,666	8,911	2,656
Total	$ 38,101,758	11,805,515	26,296,243	26,193,516	8,911	93,816

(1) Represents recognized amount of resale and repurchase agreements and forward contracts with counterparties subject to legally enforceable agreements that meet the appplicable netting criteria as permitted by U.S. GAAP.

(2) Represents securities received or pledged to cover financing transaction exposures.

(3) Represents the amount of exposure that is not collateralized/covered by pledged collateral.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

(9) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

At March 31, 2017, amounts receivable from and payable to brokers, dealers, and clearing organizations consisted of the following (in thousands):

Receivable from brokers, dealers, and clearing organizations:		
Securities failed to deliver	$	332,661
Clearing organizations		47,491
Other		5,285
	$	385,437
Payable to brokers, dealers, and clearing organizations:		
Net payable for unsettled regular-way trades	$	2,200,974
Securities failed to receive		377,987
Payable to affiliates		81,280
Clearing organizations		24,017
Other		365
	$	2,684,623

(10) Receivable from and Payable to Customers

Receivable from and payable to customers primarily relate to securities and futures transactions. These receivables are typically collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition.

(11) Loans Payable

At March 31, 2017, loans payable consisted of the following (in thousands):

Loan payable to Parent	$	170,000
Loans payable to affiliates		145,665
	$	315,665

The Company's loan payable to Parent is a revolving loan facility which bears interest at a rate of 1.03%. Loans payable to affiliates primarily consists of a revolving loan facility with an outstanding balance of $125,000,000 which bears interest at a rate of 1.03%. In addition, the Company's loans payable to an affiliate consists of $11,680,000 and $8,985,000 loans at rates of 0.01% and 0.03%, respectively. These loans are denominated in yen, with face value of ¥1.3 billion and ¥1 billion, and are due on April 7, 2017 and August 23, 2017, respectively. At March 31, 2017, these loans had an interest payable of $270,000. These loans are primarily used to finance the Company's securities operations.

(12) Subordinated Borrowings

As of March 31, 2017, the Company had two subordinated notes payable to the Parent of $50,000,000 and $150,000,000, which are due on April 3, 2018 and April 30, 2018, respectively. Both of the notes are treated as equity for the purposes of calculating net capital, as defined under the Uniform Net Capital

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

Rule 15c3-1 of the Securities Exchange Act (Rule 15c3-1). Repayment of the notes is contingent upon the Company being compliant with certain net capital requirements of both the Securities and Commodity Exchange Acts. The loan agreements state that, unless notification is made by the lender or the Company thirteen months prior to the scheduled maturity dates currently in effect, the maturity date for each loan will be automatically extended by an additional year.

Each of the notes bears interest at rates based on the London InterBank Offered Rate (LIBOR) plus 25 basis points. At March 31, 2017, this rate was 1.03%. These liabilities are subordinated to the claims of general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as net capital by the Company in computing net capital under Rule 15c3-1.

(13) Commitments, Contingencies, and Guarantees

The Company leases and subleases office space under non-cancelable lease agreements expiring at various dates through the year ending March 31, 2027. Minimum rentals under these lease agreements are approximately as follows (in thousands):

	Occupancy leases		Sublease income
Year ending March 31:			
2018	$	8,374	$ 470
2019		8,135	400
2020		8,025	400
2021		7,784	400
2022		8,273	427
Thereafter		35,410	1,855

The Company also has a commitment with a vendor for data processing services. The total remaining non-cancelable commitment is $14,629,000 at various dates through the year ending March 31, 2021.

The Company is involved in litigation arising in the normal course of business. It is management's opinion that these actions will not have a material adverse effect on the financial condition of the Company. Also, as a registered broker-dealer and futures commission merchant, the Company is subject to periodic regulatory examinations which may result in adverse judgments or fines. Management believes there are no litigation or examinations that will have a material adverse effect on the financial condition of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to deposit collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, it is management's opinion that the potential for the Company to be required to make payments under such guarantees is remote.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

The Company had commitments to enter into forward secured financing transactions, including certain repurchase and reverse repurchase agreements, of $1.8 billion and $4.3 billion respectively, at March 31, 2017.

(14) Income Taxes

The significant components of the Company's net deferred tax assets included in other assets in the accompanying statement of financial condition at March 31, 2017 are as follows (in thousands):

Deferred tax assets:		
Depreciation	$	1,791
Deferred rent		4,284
Capital loss carryforward		13,040
Goodwill		5,952
Bonus		7,918
Other		624
Total gross deferred tax assets		33,609
Less valuation allowance		(13,040)
Net deferred tax assets	$	20,569

The valuation allowance for deferred tax assets as of April 1, 2016 was $20,638,000. The net change in the total valuation allowance was a decrease of $7,598,000. The valuation allowance at March 31, 2017 was primarily related to components that, in the judgment of management, are not more-likely-than-not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the appropriate character during the periods in which those temporary differences become deductible. Management considered projected future taxable income in making the assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2017. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company's capital loss carryforward will begin to expire as of March 31, 2017 and thereafter.

Major taxing jurisdictions for the Company and tax years for each that remain subject to examination are as follows:

U.S. Federal	March 31, 2014 and later
New York State	March 31, 2014 and later
New York City	March 31, 2014 and later

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

The Parent files a consolidated federal income tax return that includes the Company. In addition, the Company files state tax returns in various jurisdictions. With few exceptions, the Parent and its consolidated subsidiaries are no longer subject to U.S. federal, state, and local examinations by tax authorities for the years ended before March 31, 2014.

Management has evaluated state tax nexus regulations. The Company does not anticipate that any adjustments would result in a material change to its financial position. However, the Company anticipates that it is reasonably possible that an additional payment in the amount of $607,000 will be made by March 31, 2018 or thereafter.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Beginning balance April 1, 2016	$	—
Additions for prior year state tax nexus positions		496
Ending balance March 31, 2017	$	496

As of March 31, 2017, there is $322,000 of unrecognized tax benefit that, if recognized, would affect the annual effective tax rate.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

(15) Related Party Transactions

In the normal course of business, the Company's operations include significant transactions conducted with affiliate entities. Such transactions are governed by contractual agreements between the Company and its affiliates. The following table sets forth the Company's related party assets and liabilities as of March 31, 2017 (in thousands):

Assets:		
Securities purchased under agreements to resell	$	5,996,491
Financial instruments owned, at fair value		295
Securities borrowed		307,758
Receivable from affiliates		4,754
Other assets		242
Liabilities:		
Securities sold under agreements to repurchase	$	960,842
Financial instruments sold, but not yet purchased, at fair value		8
Payable to brokers, dealers, and clearing organizations		81,292
Securities loaned		16,475
Payable to customers		385,646
Loans payable		315,665
Payable to affiliates		36,379
Accounts payable and accrued liabilities		19,118
Subordinated borrowings from Parent	$	200,000

(16) Retirement Plan

All local employees are eligible for participation in the Company's retirement plan (the Plan) after two months of service. The Plan, established on June 1, 1985 and amended on October 1, 1989, is a profit-sharing plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and includes a cash or deferred arrangement qualifying under Sections 401(k) and (m) of the Code. The Company contributes 3% of the employees' earnings as defined by the Plan. Additional amounts of earnings can be contributed by management at its discretion.

(17) Off-Balance-Sheet Market Risk and Concentrations of Credit Risk

(a) Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities and foreign currencies. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional cash or securities.

The Company records all contractual commitments involving future settlement at fair value.

Derivative financial instruments are used for trading purposes. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable/payable to brokers, dealers, and clearing organizations. Options are recorded at fair value in the statement of financial condition. Fair value of the options is the unrealized gain or loss on the contract and is recorded in financial instruments owned and financial instruments sold, but not yet purchased. OTC derivatives are recorded at fair value in the statement of financial condition. Pricing models, using a series of market inputs, determine fair value. The fair value of OTC derivatives is recorded in financial instruments owned.

(b) Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations, and the value and monitoring of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight and monitoring.

The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates. The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations of credit risk arise principally from financial or contractual commitments involving future settlements, fixed-income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties. North America and the Pacific Rim represent the largest concentrations geographically. Among types of industries, U.S. based and international financial institutions represent the largest group of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2017

(18) Net Capital Requirements

The Company is a registered U.S. broker-dealer and FCM subject to Rule 15c3-1 of the Securities Exchange Act and Regulation 1.17 of the Commodity Exchange Act, which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to use the alternative method of computing net capital, as permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the excess margin collected on reverse repurchase transactions, plus the greatest of:

a. $1,500,000;

b. 2% of aggregate debit balances arising from customer transactions, as defined; or

c. 8% of customer risk maintenance margin requirements and 8% of noncustomer risk maintenance margin requirements pursuant to the Commodity Exchange Act and the regulations thereunder.

The Company is also subject to the minimum net capital requirements of all self-regulatory organizations of which it is a member. The Company is a clearing member of the Chicago Mercantile Exchange, which requires all clearing members to maintain minimum net capital of $5,000,000. Additionally, equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than the greatest of 120% of the greater of (a) and (c) above, or 5% of aggregate debit items. At March 31, 2017, the Company had net capital of $630,258,000, which was $621,616,000 in excess of the minimum net capital required under Rule 15c3-1.

(19) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through May 26, 2017, the date at which the financial statements were available to be issued, and determined that there are no other items to recognize or disclose.